SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                                       SEC FILE NUMBER 000-52706
                                                        CUSIP NUMBER 81731G 10-0

|_| Form 10-K  |_|  Form 20-F  |_| Form 11-K  |X| Form 10-Q  |_| Form NSAR

For the period ended: December 31, 2007

|_|  Transition Report on Form 10-K

|_|  Transition Report on Form 20-F

|_|  Transition Report on Form 11-K

|_|  Transition Report on Form 10-Q

|_|  Transition Report on Form NSAR

For the transition period ended:
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  Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:
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Part I-Registrant Information
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        Full name of Registrant: Sentra Consulting Corp.

        Former name if Applicable:

        Address of Principal Executive Office (Street and Number):
        15 Hoover Street

        City, State and Zip Code: Inwood, New York 11096

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Part II-Rules 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

           (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

           (b) The subject annual report, semi-annual report, transition report
|X| of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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Part III-Narrative
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State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

On December 21, 2007, Sentra Consulting Corp. ("Sentra") entered into an Exchange Agreement (the "Exchange Agreement") with Karat Platinum LLC, a New York limited liability company ("Karat Platinum"), and the members of Karat Platinum (the "Karat Members"), and filed a Form 8-K on December 31, 2007.

The Exchange is being accounted for as a reverse-merger, equivalent to a recapitalization, through the issuance of stock by Sentra for the net monetary assets and recapitalization of Karat Platinum for financial reporting purposes. Consequently, the assets and liabilities and the operations that will be reflected in the historical financial statements prior to the Exchange will be those of Karat Platinum and will be recorded at the historical cost basis of Karat Platinum, and the consolidated financial statements after completion of the Exchange will include the assets and liabilities of the Company and Karat Platinum and historical operations of Karat Platinum and operations of the Company from the closing date of the Exchange.

Since this is the first Form 10-Q to be filed since the merger, it has taken longer to combine the financial reporting of both companies, and therefore has delayed our ability to file this Form 10-Q on time.

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Part IV-Other Information
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   (1)    Name and telephone number of person to contact in regard to this notification:

         Gary M. Jacobs CFO/COO          516                     592-5633
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             (Name)                   (Area Code)            (Telephone Number)

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   (2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

                                                                |X| Yes | |  No
If the answer is no, identify report(s)

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                |X| Yes | |  No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                   Name of Registrant as Specified in Charter

                             Sentra Consulting Corp.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  February 14, 2008                              By: /s/David Neuberg CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).
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Sentra Consulting Corp.

Response to Part IV-Other Information, Item number 3:

Sentra Consulting Corp's quarter ending December 31, 2006, the corresponding period of the last fiscal period, was included within the Form SB-2 filed by the registrant on February 9, 2007, and only reflected the results of the registrant for that period. The results for that period included no revenues, total cost and expenses of $15,291 and a loss from operations before other expenses of $15,291.

The corresponding period this year reflects the Exchange, which is being accounted for as a reverse-merger, equivalent to a recapitalization, through the issuance of stock by Sentra for the net monetary assets and recapitalization of Karat Platinum for financial reporting purposes. Consequently, the assets and liabilities and the operations that will be reflected in the historical financial statements prior to the Exchange will be those of Karat Platinum and will be recorded at the historical cost basis of Karat Platinum, and the consolidated financial statements after completion of the Exchange will include the assets and liabilities of the Company and Karat Platinum and historical operations of Karat Platinum and operations of the Company from the closing date of the Exchange. Given the merger, the Company can not at this time quantitatively provide a reasonable estimate of the changes from the corresponding period. The Company included pro-forma financial statements reflecting this transaction in the Form 8-K filed with the Securities and Exchange Commission on December 31, 2007.

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